Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 12, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 154

Nuveen BofA Merrill Lynch Food Security Portfolio, Series 3

File Nos. 333-212416 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated August 1, 2016, regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 154, filed on July 6, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen BofA Merrill Lynch Food Security Portfolio, Series 3 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. Please include in the filing: (i) a brief definition of “food security”; and (ii) examples of what you mean by “food security related industries”.

Response: The disclosure has been revised in response to your comment.

2. Please consider including a web address or cite for the “research relating to the food security theme published by Bank of America Merrill Lynch...”

Response: The sponsor respectfully declines to include a web address or citation for the research. We believe that the Trust’s investment strategies are adequately described in the registration statement.

Selection of Portfolio Securities (p. 3)

3. Please explain in the filing what agribusiness, protein & dairy and agricultural inputs are.

Response: The disclosure has been revised in response to your comment.

Principal Risks (pp. 3-7)

4. With respect to the materials sector risk, please: (i) explain in the filing what you mean by “materials sector”; and (ii) include a strategy corresponding to the risk in the Principal

Investment Strategy section of the prospectus.

Response: The disclosure has been revised in response to part (i) of your comment. The last paragraph of the Principal Investment Strategy states that the Trust is concentrated in the materials and consumer products sectors as a result of running the methodology. As a result, the disclosure has not been revised in response to part (ii) of your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

            Morrison C. Warren